UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

Atlanta, Georgia
June 18, 2015

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2014	2013
Assets:
Investments, at fair value (Note 6)	$306,884,924	$293,076,958
Notes receivable from participants	11,138,695	10,316,245
Cash	6,462	59,781
Accrued employer contribution	288,237	214,334
Accrued participant contribution	669,817	512,587
Total assets	318,988,135	304,179,905
Liabilities:
Excess participant contributions payable	158,369	301,737
Total liabilities	158,369	301,737
Net assets available for plan benefits before adjustments	318,829,766	303,878,168
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(270,575)	(250,852)
Net assets available for plan benefits	$318,559,191	$303,627,316
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2014	2013
Contributions and transfers:
Participant withholdings	$16,961,799	$14,182,376
Participant transfers from other plans	1,579,272	806,594
Employer matching	6,994,447	5,447,662
Total contributions and transfers	25,535,518	20,436,632
Dividend income	12,524,499	8,340,434
Interest income	549,965	546,537
Net appreciation (depreciation) in fair value of investments (Note 5)	(7,018,567)	48,648,626
Distributions to participants	(16,599,279)	(20,711,596)
Administrative fees	(60,261)	(58,837)
Increase (decrease) in net assets	14,931,875	57,201,796
Net assets available for plan benefits:
Beginning of year	303,627,316	246,425,520
End of year	$318,559,191	$303,627,316
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees and, effective September 2014, Puerto Rico residents); American Family Life Assurance Company of New York; Aflac International, Incorporated (excluding Japan Branch employees); Continental American Insurance Company (CAIC); Communicorp, Incorporated; and Aflac Benefits Advisors, Incorporated. The aforementioned entities are collectively referred to as "the Company" in this report.

The Company stock fund investment under the Plan is an employee stock ownership plan with a dividend pass-through option. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. For the years ended December 31, 2014 and 2013, T. Rowe Price Trust Company was the Plan's trustee and administrator. The majority of the Plan's administrative expenses are paid by the Plan sponsor. A portion of the Plan's administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $17,500 for participants under the age of 50 and $23,000 for participants age 50 and older in 2014 and 2013. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2014 and 2013, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans.

Effective January 1, 2014, the Company now provides a nonelective contribution of 2% of annual cash compensation for employees who elected to opt out of the future benefits of the Aflac Incorporated defined benefit plan during the election period provided during the fourth quarter of 2013 and for new U.S. employees who started working for the Company after September 30, 2013.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and nonelective contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and nonelective contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2014, there was approximately $32,000 in forfeited non-vested accounts, compared with approximately $53,000 at December 31, 2013. In 2014, forfeitures of approximately $404,000 were used to reduce matching contributions, compared with approximately $409,000 in 2013.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

(f)	Notes receivable from participants

Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. Participants may have up to two active notes receivable from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a. 50% of the participant's vested benefit (as defined by the Plan document); or
b. $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.25% at December 31, 2014 and 2013.

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Transactions With Parties-in-Interest

As of December 31, 2014 and 2013, the statements of net assets available for plan benefits include the following investments and notes receivable with parties-in-interest to the Plan.

	2014	2013
T. Rowe Price Blue Chip Growth Fund	$17,458,633	$15,363,877
T. Rowe Price Balanced Fund	47,513,713	44,395,845
T. Rowe Price Equity Income Fund	22,197,395	21,174,144
T. Rowe Price Mid-Cap Growth Fund	13,559,392	11,045,187
T. Rowe Price Mid-Cap Value Fund	2,743,852	1,768,832
T. Rowe Price Retirement Balanced Fund	305,199	300,372
T. Rowe Price Retirement 2005 Fund	384,641	101,342
T. Rowe Price Retirement 2010 Fund	276,136	261,231
T. Rowe Price Retirement 2015 Fund	3,167,640	3,108,790
T. Rowe Price Retirement 2020 Fund	4,576,742	2,854,676
T. Rowe Price Retirement 2025 Fund	4,047,943	2,464,644
T. Rowe Price Retirement 2030 Fund	3,686,232	1,538,193
T. Rowe Price Retirement 2035 Fund	3,486,982	2,034,500
T. Rowe Price Retirement 2040 Fund	4,040,458	2,468,660
T. Rowe Price Retirement 2045 Fund	2,872,446	1,772,972
T. Rowe Price Retirement 2050 Fund	2,633,037	1,664,643
T. Rowe Price Retirement 2055 Fund	906,483	455,406
T. Rowe Price Stable Value Common Trust Fund*	18,394,699	17,698,930
T. Rowe Price U.S. Treasury Money Market Trust	2,116,936	2,114,206
Aflac Incorporated common stock	95,792,932	107,886,357
Notes receivable from participants	11,138,695	10,316,245
* Includes adjustment to contract value of $(270,575) in 2014 and $(250,852) in 2013

The Plan’s investments include shares of common stock issued by Aflac Inc., the Plan sponsor. At December 31, 2014 and 2013, the Plan held a combined total of 1.6 million shares valued at approximately $61.09 and $66.80 per share, respectively. Additionally, the Plan received dividends paid by the Aflac Inc. common stock totaling $2.3 million for each of the years ended December 31, 2014 and 2013. The Plan paid fees totaling approximately $60,300 and $32,500 to T. Rowe Price during 2014 and 2013, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in mutual funds and common shares are stated at fair value based upon market quotations obtained from national security exchanges. Investments in common/collective trusts, the T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price U.S. Treasury Money Market Trust, are described below.

The T. Rowe Price U.S. Treasury Money Market Trust's reported fair values are based on the net asset value (NAV) which is calculated utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The T. Rowe Price Stable Value Common Trust Fund primarily holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. In accordance with applicable accounting guidance, the Plan's investment in units of these trusts is presented at fair value in the statements of net assets available for plan benefits, with an adjustment to its underlying contract value displayed separately. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. The T. Rowe Price Stable Value Common Trust Fund's reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”) and (b) the fair value of that fund's investments in externally managed collective investment funds.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions
Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value with the exception of the Plan's fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statement of Net Assets Available for Plan Benefits. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

(e)	New Accounting Pronouncements

Accounting Pronouncements Pending Adoption

Fair Value Measurement - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent): In May 2015, the Financial Accounting Standards Board (FASB) issued guidance that eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value (NAV) per share (or its equivalent) using the practical expedient in FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement. Reporting entities must provide sufficient information to enable users to reconcile total investments in the fair value hierarchy and total investments measured at fair value in the statement of financial position. Additionally, the scope of current disclosure requirements for investments eligible to be measured at NAV will be limited to investments to which the practical expedient is applied. This guidance is effective for public business entities in fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. It is effective for all other entities in fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. This guidance requires retrospective application. Early adoption is permitted for all entities. The adoption of this guidance will not have an impact on the Plan's net assets available for plan benefits or the changes in net assets available for plan benefits.

3. FEDERAL INCOME TAXES

The IRS has determined and informed the Company by letter dated September 16, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, are exempted from federal income taxes.

U.S. generally accepted accounting principles (GAAP) requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
5. INVESTMENT FUNDS
The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2014	2013
Mutual funds:
T. Rowe Price Blue Chip Growth Fund	$17,458,633	$15,363,877
T. Rowe Price Balanced Fund	47,513,713	44,395,845
T. Rowe Price Equity Income Fund	22,197,395	21,174,144
Vanguard Institutional Index Fund, Institutional	27,712,321	23,376,695
Common/collective trust funds:
T. Rowe Price Stable Value Common Trust Fund*	18,394,699	17,698,930
Aflac Incorporated common stock**	95,792,932	107,886,357
* Includes adjustment to contract value of $(270,575) in 2014 and $(250,852) in 2013
** Shares held totaled 1,568,062 and 1,615,065 at December 31, 2014 and 2013, respectively
During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Mutual funds	$2,192,664	$26,223,013
Aflac Incorporated common stock	(9,211,231)	22,425,613
Total net appreciation (depreciation) in fair value of investments	$(7,018,567)	$48,648,626

6. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
The fair value of investments categorized as Level 1, consisting of mutual funds and common stock, is based on quoted market prices for identical securities traded in active markets that are readily and regularly available. The fair value of investments categorized as Level 2, consisting of common/collective trusts, is based on the NAV calculated by its issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date. The fair value of the underlying Investment Contracts held by the trust are valued using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31.

	2014
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$6,462	$—	$—	$6,462
Investments:
Mutual funds:
Small cap funds	4,256,896	—	—	4,256,896
Mid cap funds	18,638,618	—	—	18,638,618
Large cap funds	67,368,349	—	—	67,368,349
International funds	13,650,138	—	—	13,650,138
Blended funds	77,897,652	—	—	77,897,652
Fixed income bond funds	8,498,129	—	—	8,498,129
Common/collective trust funds	—	20,782,210	—	20,782,210
Aflac Incorporated common stock	95,792,932	—	—	95,792,932
Total assets at fair value	$286,109,176	$20,782,210	$—	$306,891,386

	2013
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$59,781	$—	$—	$59,781
Investments:
Mutual funds:
Small cap funds	4,658,843	—	—	4,658,843
Mid cap funds	14,742,435	—	—	14,742,435
Large cap funds	59,914,716	—	—	59,914,716
International funds	13,962,456	—	—	13,962,456
Blended funds	63,421,274	—	—	63,421,274
Fixed income bond funds	8,426,889	—	—	8,426,889
Common/collective trust funds	—	20,063,988	—	20,063,988
Aflac Incorporated common stock	107,886,357	—	—	107,886,357
Total assets at fair value	$273,072,751	$20,063,988	$—	$293,136,739

There are no restrictions on the ability of investors to redeem any of these investments at December 31, 2014 and 2013.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2014 and 2013.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2014	2013
Net assets available for plan benefits per the financial statements	$318,559,191	$303,627,316
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	270,575	250,852
Deemed distributions	(62,429)	(59,624)
Net assets available for plan benefits per the Form 5500	$318,767,337	$303,818,544
Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2014	2013
Net increase in net assets available for plan benefits per the financial statements	$14,931,875	$57,201,796
Prior year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(250,852)	(719,732)
Current year adjustment from contract value to fair value for fully benefit- responsive investment contracts	270,575	250,852
Deemed distributions	(2,805)	3,009
Net increase in net assets per the Form 5500	$14,948,793	$56,735,925

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
PIMCO Total Return Fund, Institutional	655,285	$6,985,341
Vanguard Inflation-Protected Securities Fund, Admiral	30,136	779,617
Vanguard Total Bond Market Index Fund, Institutional	67,449	733,171
American Funds Europacific Growth Fund, R6	266,861	12,566,479
T. Rowe Price Blue Chip Growth Fund*	259,531	17,458,633
T. Rowe Price Balanced Fund*	2,075,741	47,513,713
T. Rowe Price Equity Income Fund*	676,750	22,197,395
T. Rowe Price Mid-Cap Growth Fund*	179,737	13,559,392
T. Rowe Price Mid-Cap Value Fund*	95,207	2,743,852
T. Rowe Price Retirement Balanced Fund*	20,566	305,199
T. Rowe Price Retirement 2005 Fund*	29,588	384,641
T. Rowe Price Retirement 2010 Fund*	15,574	276,136
T. Rowe Price Retirement 2015 Fund*	218,911	3,167,640
T. Rowe Price Retirement 2020 Fund*	220,992	4,576,742
T. Rowe Price Retirement 2025 Fund*	257,667	4,047,943
T. Rowe Price Retirement 2030 Fund*	160,132	3,686,232
T. Rowe Price Retirement 2035 Fund*	209,303	3,486,982
T. Rowe Price Retirement 2040 Fund*	168,915	4,040,458
T. Rowe Price Retirement 2045 Fund*	179,528	2,872,446
T. Rowe Price Retirement 2050 Fund*	196,349	2,633,037
T. Rowe Price Retirement 2055 Fund*	68,105	906,483
Royce Pennsylvania Mutual Fund	327,454	4,256,896
Vanguard Extended Market Index Fund, Institutional	35,066	2,335,374
Vanguard Institutional Index Fund, Institutional	146,882	27,712,321
Vanguard Total International Stock Index, Investor	69,689	1,083,659
Total Mutual Funds		190,309,782

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund*	18,394,699	18,665,274
T. Rowe Price U.S. Treasury Money Market Trust*	2,116,936	2,116,936
Total Common/Collective Trusts		20,782,210

Aflac Incorporated common stock*	1,568,062	95,792,932
Participant loans*** (2,108 loans outstanding with zero cost, interest rates from 5.25% to 10.25% and maturity dates of less than one year to 10 years)*		11,076,266	**
Total		$317,961,190
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $62,429
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 18, 2015	By:	/s/ Matthew Owenby
Matthew Owenby
Senior Vice President, Human Resources

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm